UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2010

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                                                to

Commission File No. 1-3548

MINNESOTA POWER AND AFFILIATED COMPANIES
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full Title of the Plan)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the Plan and
the address of its principal
executive office)

EXPLANATORY NOTE

This Annual Report on Form 11-K/A constitutes Amendment No. 1 (the Amendment) to Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan Annual Report on Form 11-K for the year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission (SEC) on June 10, 2011. This Amendment is being filed solely to include the previously omitted Exhibit 23. Except as described above, no other changes have been made to the Form 11-K as originally filed.

ALLETE 2010 RSOP Form 11-K/A

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan

	By:	ALLETE, Inc., its Plan Administrator

June 15, 2011		/s/ Alan R. Hodnik
Alan R. Hodnik
Chairman, President and Chief Executive Officer

ALLETE 2010 RSOP Form 11-K/A

Index to Exhibits

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm

ALLETE 2010 RSOP Form 11-K/A